July 9, 2018
JEFFREY R. VETTER		EMAIL JVETTER@FENWICK.COM
Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio

 Michael Fay

 Russell Mancuso

 Caleb French

 Heather Percival

Re:    Bloom Energy Corporation

Registration Statement on Form S-1

Filed June 12, 2018

File No. 333-225571

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-225571) filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 12, 2018 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 26, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics.

Risk Factors, page 20

1.	Please expand your response to prior comment 2 to provide us your analysis of how investors can evaluate the risks presented by the covenants that you mention in the third paragraph on page 40 and in the paragraph immediately before and immediately after the bullet points on page 41 if you do not disclose those covenants. Also provide us your analysis of the materiality of the amounts potentially due under the examples that you deleted from the risk factor on page 41 and the related-party agreements mentioned in your response to prior comment 6 given your available resources to pay those amounts.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 42, 43, 44, 45 and 115 to reinsert and expand the previously deleted language. As the debt held by the PPA entities is non-recourse to the Company, the Company believes the risk posed by the covenants restricting these entities’ ability to distribute cash to the

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2018

Company and other equity holders in the applicable PPA entity is that the Company may find its cash flow diminished on a temporary or long-term basis. This point is covered generally by the risk factor, and the discussion of the restrictive covenants governing the PPAs provides an illustration of one way in which the Company’s cash flow could be reduced. However, the Company believes these cash distributions have not been material to its overall cash position to date, with cash distributions from PPA entities being less than $5 million in 2017 and less than $1.5 million in 2016 and the first quarter of 2018. The Company believes these distributions will not be material to the Company in the foreseeable future, even after the “flip date.”

The Company acknowledges the Staff’s comment regarding covenant disclosure and advises the Staff that it has revised its disclosure on pages 44, 45 and 115 to provide additional detail and to expand upon the disclosure in the Liquidity and Capital Resources sub-section of Management’s Discussion and Analysis of Financial Condition and Results of Operations section, to identify the specific financial ratios applicable to the credit facilities that are material to the Company. Such financial ratios and other restrictive covenants are also disclosed in the exhibits to the Registration Statement, without any redactions as to such provisions.

In response to the Staff’s comment regarding the previously-deleted disclosure on page 41, the Company has re-inserted the corresponding language. The Company advises the Staff that the cost of the insurance policy or performance bond referenced in the context of PPA Company IIIa on page 41 would be immaterial (such bonds generally cost no more than 1% of the total exposure). However, the lenders under the PPA IIIa credit agreement also have the option of declining such policy or bond and forcing PPA Company IIIa to prepay the outstanding loans, which totaled $41.6 million as of March 31, 2018, and which we estimate will total approximately $40.5 million in February 2019. Additionally, PPA Company IV’s indebtedness totaled $84.9 million as of March 31, 2018, which PPA Company IV could be obligated to repay if the Company no longer holds 50.1% of the equity interests not held by tax equity investor(s). Similarly, the Company does not anticipate any situation in which it would elect or be required to reduce its ownership stake in PPA Company IV, and therefore it views the possibility of PPA Company IV being required to repurchase this indebtedness as highly unlikely. As discussed above, these obligations are specific to the PPA entity at issue, and the indebtedness is non-recourse to the Company.

The Company acknowledges the Staff’s comment and advises the Staff that the total indebtedness outstanding under the PPA IIIa credit agreement owed to Alberta Investment Management Corporation, as of March 31, 2018, was $41.6 million. The Company further advises the Staff that the Company has revised its disclosure on page 179 to identify this amount. As in the above cases, this indebtedness is non-recourse to the Company, and, as discussed in the Company’s letter to the Staff dated June 12, 2018, the Company believes the operations of PPA Company IIIa are not material to the Company as a whole.

The installation and operation of our Energy Servers . . ., page 34

2.	File the consent of counsel mentioned in the third paragraph.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 36. The Company intended to cite this as an example as to how regulations and interpretations are evolving and that the Company therefore could be affected by changes in such regulations or interpretations. The Company did not intend to assert that it received a formal legal opinion from outside legal counsel regarding its compliance with laws.

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2018

3.	Given your disclosure which appears to indicate that you periodically engage in activity that requires manifesting contents as hazardous waste, please disclose any material risks of this activity. Also, highlight the remedies that California may seek if it concludes that you are not or were not in compliance with the applicable regulations.

The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 36. The Company further advises the Staff that, as the quantities of benzene that are periodically removed from the Energy Servers are small and contained in Department of Transportation-certified containers, the Company does not believe the removal process involves material risks. Further, the Company now operates under a recycling exclusion that does not require manifesting the benzene as a hazardous waste. Additionally, the Company advises the Staff that although the EPA has sought to impose monetary fines on the Company as a result of the prior periods of alleged non-compliance, the Company does not believe these amounts to be material. As California was one of the two states mentioned that had approved the Company’s use of the exemption, the Company does not foresee California taking similar action.

The Company advises the Staff that it has further revised its disclosure on page 37 to note that, as a result of the small levels of CR+6 emitted from its Energy Servers, it is possible that the California Air Districts could require the Company to abate or shut down certain Energy Servers, and that the imposition of monetary fines by such authorities is also possible.

We may not be able to generate sufficient cash . . ., page 40

4.	Please tell us why you deleted the information that you previously disclosed as the last sentence of the second paragraph.

The Company acknowledges the Staff’s comment and advises that Staff that it has reinserted the previously deleted language on page 40, as discussed further in the Company’s response to the first comment above.

Exhibits

5.	We note that newly included exhibits 10.33 and 10.34 appear to omit an attachment. Each exhibit references “Exhibit D,” but neither exhibit contains such an attachment. Also, exhibit 10.27 appears to me missing Annex I. Please file these missing attachments.

The Company acknowledges the Staff’s comment and advises that Staff that each of Exhibits 10.27, 10.33 and 10.34 have been updated to include the missing exhibit or annex, as the case may be.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

United States Securities and Exchange Commission

Division of Corporation Finance

July 9, 2018

FENWICK & WEST LLP

cc (via e-mail):    Shawn Soderberg, Esq.

         Michael Shaw, Esq.

         Alan F. Denenberg, Esq.

         Emily Roberts, Esq.